Exhibit 99.5

PRESS RELEASE

Capital increase reserved for employees
of TotalEnergies in 2024

Paris, June 6, 2024 – In accordance with its policy in favour of employee shareholding, the Board of Directors of TotalEnergies SE decided, on September 21, 2023, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the sixteenth resolution at the Shareholders’ Meeting of May 26, 2023.

On April 25, 2024, the Chairman and CEO set (i) the subscription period from April 29 to May 14, 2024 (included) and (ii) the subscription price at 46.90 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 30% discount and rounded off to the highest tenth of a euro.

At the end of this period, 63,662 employees in 96 countries, representing 55.3% of the eligible employees and former employees, subscribed to this capital increase for an amount of 480.8 million euros. These results are significantly on the rise compared to the last years in terms of participation and amount subscribed.

“Employee share ownership is the best way to associate employees with the economic performance of the company, strengthen their sense of belonging and align the interests of employees and shareholders. TotalEnergies’ proactive policy put the Company at the top of the ranking of European firms for employee shareholding, based on the amount of the share capital held by its employees. Employees responded this year again en masse to the capital increase reserved for them, investing nearly 500 million euros, 35% more than last year. It is a great success and a genuine pride for me personally, since these figures demonstrate how strong the attachment of our employees to their company is and how much they support the strategy that we implement”, declared Patrick Pouyanné, Chairman and CEO of TotalEnergies.

As a result, 10,833,187 new shares will be issued on June 6, 2024. They will carry immediate dividend rights and will be fully assimilated with TotalEnergies shares already listed on Euronext.

Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, will represent 8,13% of the Company’s share capital as of June 6, 2024.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).